

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 4, 2008

<u>By facsimile to (614) 365-2499 and U.S. Mail</u>

Mr. William G. Cornely
Executive Vice President – Finance, Chief Financial Officer and Chief Operating Officer
Dominion Homes, Inc.
4900 Tuttle Crossing Boulevard
Dublin, OH 43016-0993

Re: Dominion Homes, Inc.
       Preliminary Proxy Statement on Schedule 14A and
       Preliminary Transaction Statement on Schedule 13E-3
       Filed March 7, 2008
       File Nos. 0-23270 and 5-49605

Dear Mr. Cornely:

        We limited our review of the filings to those issues that we have addressed in our comments. Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center"><u>PreM14A</u></p>

<u>Proxy Statement's Cover Page</u>

1.   Please limit the cover page to one page.

2.   In the second paragraph, revise the discussion which includes the technical use of merger subsidiaries to state simply what will occur in the transaction and after the merger, i.e., that BRC will acquire the company, cash out stockholders, and take it private and that as part of the transactions part of the company's debt will be forgiven. Please also comply in the letter to stockholders and in the Q & A.

Introduction

3.   Here and elsewhere in the document, including the fifth bullet point on page 27 and the first bullet point on page 29, you describe the negotiations between the special committee and its advisors and the sponsors and the Borror shareholders and their advisors as "arm's-length" negotiations. Our view is that references to negotiations or other aspects of a Rule 13e-3 or a going private transaction as "arm's-length" are inappropriate, irrespective of whether independent directors or similarly positioned agents conducted the negotiations. Remove the phrase "arm's-length" wherever it appears in the filing. We will not object, however, to text that provides your views about the procedural protections associated with the use of a special committee or similar mechanisms.

Table of Appendices, page iii

4.   Ensure that the tabular designations conform to the captions included on the face of each document. Although the table designates each document as an "Appendix," the caption included on the face of each document uses "Annex" to label the document. For example, the table refers to "Appendix A," but the caption on the face of the document reads "Annex A." Please revise. Similarly, revise the 13E-3, including its exhibit index.

5.   The statements on pages 5 and 29 that Houlihan Lokey's opinion is attached as appendix E and the statements on pages 5 and 38 that Raymond James' opinion is attached as appendix F or annex D are inconsistent with the designations in the table of appendices, the 13E-3 and its exhibit index, and the captions included on the first page of each opinion. Please reconcile the disclosures, and ensure that references throughout the filings to the various documents attached as annexes are consistent and accurate.

6.   Expand the table of appendices to include:

- Presentation of Raymond James & Associates, Inc. to the Board of Directors, dated January 18, 2008.

- Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors, dated January 17, 2008.

We note that the presentations are included in the exhibit index of the 13E-3 and are attached to the PreM14A although only one of the attachments has a caption or label. Please revise.

Summary Term Sheet, page 1; Questions and Answers about the Merger, page 11

7.   Some of the information that appears in the summary term sheet is repeated in the questions and answers or Q&A about the merger. Please revise to remove repetitive disclosures. If you use both a summary term sheet and a Q&A, ensure that each has a discrete purpose. For example, use the summary term sheet to discuss the substance of the transaction and the Q&A to discuss the mechanics of the special meeting.

Termination of the Merger Agreement, page 8

8.   The first bullet point under "Parent" refers to a Change of Company Recommendation "as defined below" and the Company Recommendation "as defined below." Rather than referring to a definition elsewhere in the document, explain a definition's meaning when the definition is introduced in the document.

Rollover Commitment Letter and Voting Agreement, page 9

9.   State the value assigned to the shares of common stock of Dominion Homes contributed by BRC to the parent in the merger. We note the values assigned to the BRC put and the sponsors call on page 10.

Questions and Answers about the Merger, page 11

10.   Disclosure in the first Q&A on page 12 that the recommendation of the board is "based in part" upon the recommendation of the special committee is inconsistent with the disclosure in the second Q&A on page 12 and the disclosure on page 26 that the recommendation of the board is "based" on the recommendation of the special committee. Please reconcile the disclosures. Note that the special committee is not a filing person, and each filing person, including Dominion Homes, must produce an express statement on the substantive and procedural fairness of the transaction to the unaffiliated shareholders to satisfy the requirements of Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A. Further, each filing person, including Dominion Homes, must disclose the reasons and analyses upon which it based its fairness determination or expressly adopt the reasons and analyses of another party. In disclosing those reasons, the factors contained in instruction 2 to Item 1014 of Regulation M-A must be addressed. As appropriate, revise throughout the filing, particularly pages 27-29. Refer also to the related comment below.

Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes, page 15

11.   We note your disclosure that "the persons named in the proxies will not use their discretionary authority to use proxies voting against the merger to vote in favor of adjournment or postponement of the special meeting." As you know, we consider the vote to adjourn a meeting to solicit additional votes to be a substantive matter over which proxy holders may not exercise discretionary authority. Please clarify your disclosure accordingly.

Market Value of Common Stock During 2007, page 19

12.   Please update the disclosure relating to NASDAQ compliance.

Chronology of the Merger, page 20

13.   Summarize the list of issues that Dominion Homes provided the sponsors to clarify on December 14, 2007.

Recommendation of the Special Committee and the Board; Fairness of the Merger, page 27

   14. The board should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the board's beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why the factor was not considered is important for a shareholder seeking to understand the board's analysis of this transaction. Please expand to address. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity. For example, does the board expressly adopt the fairness opinion of one of the advisors? In that respect, we note that this section does not address the board's consideration of net book value, going concern value, or liquidation value, please revise accordingly. Further, we note that the opinion of Houlihan Lokey expressly disclaims estimate or consideration of liquidation value, both on page 31 and F-3 of it's opinion.

Mr. William G. Cornely
April 4, 2008
Page 5

Parent's and the Investor Group's Purpose and Reasons for the Merger; Alternatives to the
Merger; Fairness of the Merger, page 28

15. We note your statement that the parent and the investor group considered historical and
current market prices and also considered going concern and liquidation values, but believe
that you should provide more information regarding the relevance of the factors listed in
Instruction 2 to Item 1014 of Regulation M-A in addressing the substantive fairness of the
going private transaction. When a factor which would otherwise be important in
determining the terms of the transaction is not considered or given little weight because of
particular circumstances, this may be a significant aspect of the decision-making process
which should be discussed in order to make the item disclosure understandable and
complete. For example, if liquidation value was disregarded because the issuer or affiliate
believed that the company's assets would be very difficult to sell, or if historical market
prices were believed not to be indicative of the value of the securities because of recent
adverse developments, the bases for such beliefs should be discussed. In responding to this
comment please be mindful that the requirement of a reasonably detailed discussion of the
material factors underlying the affiliates' beliefs as to the fairness of the transaction is
designed to assist security holders in making their investment decision by providing them
with information, from the most knowledgeable source, regarding the terms and effect of the
transaction in relation to the business and prospects of the issuer. Vague and non-specific
information should be avoided. Each factor which is material to the transaction should be
discussed and, in particular, if any of the sources of value indicate a value higher than the
value of the consideration offered to unaffiliated security holders, the discussion should
specifically address such difference and should include a statement of the bases for the
belief as to fairness in light of the difference. *See* Q & A No. 20 and 21 in Exchange Act
Release 17719 (April 13, 1981). Please revise to explicitly address each factor.

16. The phrase in the seventh bullet point on page 27 that "committees of independent
directors are a commonly-used mechanism that is recognized under applicable law to
ensure fairness in going-private transactions of this type." Please revise this disclosure to
make it clear that this is a board consideration; not a conclusory statement in response to
the requirements of Item 1014 of Regulation M-A.

Opinion of Houlihan Lokey to the Special Committee, page 29; Opinion of Raymond James to
the Board, page 38

17. We note the disclosure on page 32 and the opinion attached as annex F, that Houlihan
Lokey's opinion "was not intended to be used, and may not be used, by other person or
for any other purpose, without Houlihan Lokey's prior written consent" and that "[t]his
Opinion…is not intended to, and does not, confer any rights or remedies upon any other
person." Similarly, the opinion attached as annex E states that Raymond James' opinion

"is not to be quoted or referred to, in whole or in part, without our prior written consent." These limitations appear to limit reliance by investors on the opinions. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisors' belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws. See SEC Current Issues Outline, Section II.D.1, November 14, 2000, available at http://www.sec.gov.

18.   Expand the disclosure to state whether each of Houlihan Lokey and Raymond James has any obligation to update its opinion.

Other Matters, page 37

19.   Disclose the dollar amount of the fees that Dominion Homes has agreed to pay Houlihan Lokey for its services. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

20.   We note that the opinion of Houlihan Lokey expressly disclaims estimate or consideration of liquidation value, both on page 31 and F-3 of it's opinion. Further, throughout your disclosure, you refer to "qualifications and limitations on the review undertaken" when describing the opinions of both Houlihan Lokey and Raymond James. Please tell us, in a supplemental response whether Houlihan Lokey or Raymond James received instructions from the subject company or affiliate; and any limitation imposed by the subject company or affiliate on the scope of the investigation. See Item 1015(b)(6) of Regulation M-A.

21.   Disclose compensation paid or to be paid to Houlihan Lokey and any of its affiliates for any other services to Dominion Homes or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A. Similarly, disclose compensation paid or to be paid to Raymond James and any of its affiliates for any other services to Dominion Homes or any affiliates in the most recent two years. We note the disclosure in the opinion attached as annex E that Raymond James served as Dominion Homes' financial advisor in 2006 and received a fee for its services. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Detailed Liquidation Analysis, page 41

22.   Please explain what the results of this analysis were in relation to Raymond James' determination that the merger consideration is fair.

Certain Effects of the Merger, page 44

23.   We note your disclosure that you have "approximately $10 million of federal and $14 million of state net operating loss carryovers expiring from 2007 to 2026. As of December 31, 2007, the Company has recorded valuation allowances for certain tax attributes and other deferred tax assets. At this time, sufficient uncertainty exists regarding the future realization of these deferred tax assets through future taxable income or carry back opportunities. If in the future the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reversed. As of December 31, 2007, the Company had federal net operating loss carryforwards of $49,617,000 expiring in 2027 and state net operating loss carryforwards of $4,603,000 and $8,192,000 expiring in 2026 and 2027, respectively." Please disclose whether the surviving company will be able to utilize those net operating loss carryovers. See Instruction 2 to Item 1013 of Regulation M-A.

Executive Officers and Directors, page 46

24.   Identify the executive officers of Dominion Homes that will hold substantially similar positions with the surviving corporation after the merger's completion.

Interim and Definitive Stockholders Agreements, page 75

25.   In the last sentence, state the dollar amount of the transaction fee that merger sub will pay to the sponsors or their affiliates.

Rights of Dissenting Shareholders, page 77

26.   Remove the statement that the summary is qualified by reference to "other provisions of the Ohio General Corporation Law." We will not object, however, to the reference to section 1701.85 of the Ohio Revised Code since it is attached as annex G.

Annex H

Business, page H-1

27.   Since this is a going private transaction, the safe harbor provisions of the Private

Securities Litigation Reform Act of 1995 are inapplicable. See section 21E(b)(1)(E) of the Exchange Act, and delete the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the second paragraph. Alternatively, revise the disclosure to make clear that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are inapplicable because this is a going private transaction.

Legal Proceedings, page H-9

28.   For each of the three lawsuits captioned *Stuart..., Rece...,* and *Rudawsky...*, quantify the amount of damages sought. See Item 103 of Regulation S-K and the item's instructions.

Form of Proxy

29.   Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

13E-3

General

30.   Delete the language on page 2 that none of the filing persons takes responsibility for "the accuracy of any information not supplied by such Filing Person." As signatories to the Schedule 13E-3, the filing persons equally share responsibility for the accuracy of the information contained in the filing and cannot reallocate the risk associated with omissions in the Schedule 13E-3 by making a disclaimer.
31.   The statement on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission by any filing person that it is an affiliate of Dominion Homes is inconsistent with the disclosures required by Schedule 13E-3. Please delete.

Closing

File a revised preliminary proxy statement and an amendment to the Schedule 13E-3 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. The filing persons are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from each filing person in which each filing person acknowledges that:

- Each filing person is responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- The filing persons may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Dominion Homes provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Fred A. Summer, Esq.
       Donald W. Hughes, Esq.
       Squire, Sanders & Dempsey L.L.P.
       1300 Huntington Center
       41 South High Street
       Columbus, OH 43215

Randall M. Walters, Esq.
Jones Day
325 John H. McConnell Boulevard, Suite 600
Columbus, OH 43215

Marilyn Sobel, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Michael A. Cline, Esq.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43216